  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 3, 2019

Eldorado Gold Receives Skouries and Olympias Installation Permits

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to confirm receipt of electromechanical installation permits for its Skouries project and an installation permit for its Olympias mine from the Greek Ministry of Energy and Environment (the “Ministry”).

Skouries
The permits allow for the installation of mechanical and electrical equipment at the flotation plant to be completed and installation of additional surface facilities. Receipt of these permits will enable the Company to apply for the flotation plant building permit, which will be submitted this month.

Eldorado intends to carry out certain construction activities that were suspended in 2017, including building the mill enclosure once permitted, to protect the plant assets. Capital expenditure for asset protection works is estimated to be approximately US$5 million.

Olympias
The permit allows for installation of an upgraded electrical substation and construction of support facilities, which will be considered as part of Eldorado’s annual planning process.

Path Forward in Greece
Eldorado is working with the Greek government to achieve the necessary conditions required to restart full construction at the Skouries Project. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.

The Ministry and the Company are collaborating on a mutually acceptable path forward to build safe, modern, world-class operations in Greece, including approval to implement dry stack tailings at Skouries. This best-available technology would reduce the project’s environmental footprint by approximately 40% and decrease the site’s water consumption.

George Burns, President and CEO of Eldorado Gold said, “We are very pleased with the receipt of these long-awaited permits, which enable us to protect our existing investment. We are greatly encouraged with the engagement we’ve had to date with the Greek State and look forward to working constructively with the relevant Ministries. We believe the Skouries project offers significant value for our investors and benefits to the local communities and the Greek economy, while adhering to the highest environmental standards.”

About Skouries

Skouries is a high-grade gold-copper porphyry project that is partially constructed and currently in care and maintenance. Skouries is expected to operate for approximately 23 years based on current reserves, initially as an open pit and underground mine, followed by underground mining only.

To take a virtual tour of the Skouries site, please visit: https://vrify.com/explore/projects/45/sites/3147

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: intentions regarding additional permit applications, planned construction activities and capital exploration expenditures; our strategy, plans and goals with respect to construction and permitting and related timelines and schedules, including our path forward in Greece and expectations regarding reduced environment footprint of our projects in Greece and associated benefits.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; anticipated costs and expenses and the ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate , risks related to permits; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; additional funding requirements; currency fluctuations and community and non-governmental organization actions; as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.